Exhibit 12.1

Universal Health Services, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

	3 months ended March 31		12 months ended December 31
	2008	2007	2007	2006	2005	2004	2003
Earnings
Income from continuing operations before minority interest and taxes	113,552	94,877	318,430	458,710	197,789	272,465	319,462
Fixed charges	21,655	20,383	84,768	58,474	54,507	60,877	55,011
Amortization of capitalized interest	243	221	885	885	885	727	461

	135,449	115,482	404,083	518,070	253,181	334,069	374,935

Fixed Charges
Interest expense	13,479	12,722	51,626	32,558	32,933	38,131	32,876
Capitalized interest	1,962	1,995	9,229	3,403	0	1,539	3,648
Interest portion of lease/rental expense	5,883	5,387	22,728	21,332	20,243	20,282	17,541
Amortization of debt issuance costs	330	280	1,184	1,181	1,331	925	947

	21,655	20,383	84,768	58,474	54,507	60,877	55,011

Fixed charge coverage ratio	6.3	5.7	4.8	8.9	4.6	5.5	6.8